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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 6-K/A


          REPORT OF FOREIGN ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

            For the Month Ended                 Commission file number
             December 31, 2002                           0-14884


            Exact name of the registrant as specified in its charter

                              SAND TECHNOLOGY INC.


                          Jurisdiction of Incorporation
                                     CANADA

                     Address of principal executive offices:

                             215 REDFERN, SUITE 410
                        WESTMOUNT, QUEBEC, CANADA H3Z 3L5

                            TELEPHONE (514) 939-3477


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

             Form 20-F  X                         Form 40-F
                      -----                                -----

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

             Yes                                  No  X
                -----                               -----

     If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.
                                              ---

                           Total number of pages is 6


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Sand Technology Inc. (the "Company") incorporates this Form 6-K/A Report by reference into the Prospectus contained in the Company's Registration Statement on Form F-3 (333-51014).


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     The undersigned registrant hereby amends the "Management's Discussion and
Analysis" attached to its Form 6-K for the month ended December 31, 2002 filed on December 10, 2002 in the manner set forth in the pages attached hereto.



                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K/A to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         SAND TECHNOLOGY INC.



December 10, 2002                        /s/ Arthur Ritchie
                                         --------------------------------
                                         Chairman of the Board, President
                                         and Chief Executive Officer

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MANAGEMENT'S DISCUSSION AND ANALYSIS - OCTOBER 31, 2002

     THIS MANAGEMENT DISCUSSION AND ANALYSIS SHOULD BE READ IN CONJUNCTION WITH THE ATTACHED OCTOBER 31, 2002 UNAUDITED CONSOLIDATED BALANCE SHEET, CONSOLIDATED STATEMENTS OF OPERATIONS, CONSOLIDATED STATEMENT OF CASH FLOWS AND NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS. READERS SHOULD ALSO REFER TO SAND'S 2002 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS ON PAGES 5 TO 23 OF SAND'S 2002 ANNUAL REPORT.

     CERTAIN STATEMENTS CONTAINED IN THIS DISCUSSION AND ANALYSIS ARE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE UNITED STATES PRIVATE SECURITIES REFORM ACT OF 1995 AND ARE INTENDED TO BE SUBJECT TO THE SAFE HARBOUR PROTECTION PROVIDED BY THIS ACT. SUCH FORWARD-LOOKING STATEMENTS ARE BASED ON REASONABLE ASSUMPTIONS AND CURRENT EXPECTATIONS, BUT INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES. SOME ASSUMPTIONS MAY NOT MATERIALIZE AND UNANTICIPATED EVENTS MAY OCCUR WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM ANY FUTURE RESULTS, PERFORMANCE OR ACHIEVEMENTS EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. COMPETITIVE PRESSURES, AVAILABILITY AND COST COMPETITIVENESS OF COMPETING PRODUCTS, TIMING OF SIGNIFICANT ORDERS, MANAGEMENT OF POTENTIAL GROWTH, RISKS OF NEW BUSINESS AREAS, INTERNATIONAL EXPANSION, DECREASED DEMAND FOR COMPUTER SOFTWARE AND SERVICES DUE TO WEAKENING ECONOMIC CONDITIONS AND MARKET ACCEPTANCE OF THE SAND ANALYTIC SERVER ARE IMPORTANT FACTORS WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE PROJECTED. MORE INFORMATION ABOUT FACTORS THAT POTENTIALLY COULD AFFECT SAND'S FINANCIAL RESULTS IS INCLUDED IN SAND'S CURRENT ANNUAL REPORT AND IN SAND'S REPORTS TO THE SECURITIES AND EXCHANGE COMMISSION.

     ALL FINANCIAL FIGURES ARE IN CANADIAN DOLLARS UNLESS OTHERWISE NOTED. SAND REPORTS ITS UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS IN CANADIAN DOLLARS AND IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP).


OVERVIEW

     At the end of the 2002 fiscal year and subsequently, Sand further consolidated the systems integration portion of its business, which had been growing in importance over fiscal 2002. We rebranded our systems integration division under the operating name ClarityBlue. ClarityBlue concentrates on developing a strong competitive practice and associated intellectual property base on assignments utilizing the Sand Analytic Server product. The product division, operating as Sand Technology, continues to develop and market the Sand Analytic Server and associated products.

     Our revenues will continue to consist of license fees for software products and fees for a range of associated services, including software maintenance and support, training and system implementation consulting. It is anticipated that the proportion of revenue from service fees will continue to expand more rapidly than that related to software licenses during the current fiscal year.

     Our plans to achieve profitability will continue to require us to devote substantial financial resources to grow our work force, improve our infrastructure, continue the development and the marketing and distribution of our products and generally support our expanding operations.

     The purchase of our products often requires significant executive-level investment and system design decisions by our customers. Our product sales cycle is therefore lengthy and the timing of sales is difficult to predict.

     Based in part upon, among other things, our lengthy cycle, we believe that quarterly period-to-period comparisons of our operating results are not meaningful and one should not rely on such comparisons as an indication of our future performance.

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RESULTS OF OPERATIONS

FIRST QUARTER OF FISCAL 2003 COMPARED WITH FIRST QUARTER OF FISCAL 2002

Revenue

     Our sales for the first quarter ended October 31, 2002 were $8,667,381, an increase of 414% from sales of $1,684,821 for the first quarter ended October 31, 2001.

     Our sales in the first quarter of fiscal 2003 in North America were $1,639,564, a twelve fold increase from sales of $138,705 in the first quarter of fiscal 2002. In Europe, sales in the first quarter of fiscal 2003 were $7,027,817, an increase of 355% from sales of $1,546,116 in the first quarter of fiscal 2002.

     The substantial increase in our revenues for the first quarter of fiscal 2003 represent a combination of new contracts the Corporation has entered into during the quarter and partial recognition of revenue for contracts signed in the fourth quarter of fiscal 2002 but which were subject to customer acceptance criteria.


     We recognize revenues from software licenses in accordance with the provisions of the American Institute of Certified Public Accountants Statement of Position which requires that companies defer revenue and profit recognition if four specified criteria of a sale are not met. In addition, we are required to allocate revenue to multiple element arrangements. We typically contract professional services on a time-and-materials basis and such services are recognized as revenues when they are performed. Revenues from support and maintenance are recognized rateably over the term of the applicable support and maintenance agreement.


Selling, General and Administrative Expenses

     Selling, general and administrative expenses include salaries, commissions and other personnel-related costs, the impact of foreign exchange gains and losses, travel expenses, advertising programs and other promotional activities associated with the selling and marketing of our products and services. Selling, general and administrative expenses increased by 7% to $3,919,931 for the first quarter ended October 31, 2002 from $3,650,787 for the first quarter ended October 31, 2001. The increase is primarily due to sales related costs.

Research and Development Expenses

     Research and development expenses consist primarily of salaries and other personnel-related costs of technical and engineering personnel associated with our research and product development activities, including the enhancement and localization of existing products, quality assurance and testing, as well as the cost of materials and equipment used in research and development activities. Research and development expenses decreased by 31% to $909,141 for the first quarter ended October 31, 2002 from $1,315,332 for the first quarter ended October 31, 2001. The decrease is the result of Sand's recent cost control initiatives and reflects the current stage of development of the Sand Analytic Server.

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Cost of Sales

     Cost of sales consists primarily of the costs related to the sale of third-party software, including certain license fees and royalties, as well as the costs related to system architects who assists clients to implement systems and provide support services. Cost of sales increased by 92% to $3,753,278 for the first quarter ended October 31, 2002 from $1,953,684 for the first quarter ended October 31, 2001. This increase is primarily due to increased costs associated with software licenses and salaries and other personnel-related expenses incurred in providing support services and maintenance services. Cost of revenues from services may vary due to the mix of services provided by Sand's personnel relative to services provided by outside consultants and to varying levels of expenditures necessary to build the service sector.

Operations

     We generated net income of $95,922 in the first quarter ended October 31, 2002 as compared to a net loss of $5,105,475 in the first quarter ended October 31, 2001. We achieved profitability due to the substantial increase in sales in the first quarter ended October 31, 2002 relative to the three-month period ended October 31, 2001 and to the actions the Company took to reduce its operating costs and accelerate its path to profitability.

Liquidity and Capital Resources


     Cash and investments at October 31, 2002 were $5,765,129 compared with $12,573,913 at October 31, 2001. A subsidiary of Sand currently has a line of credit in the amount of $1,200,000 (Pound Sterling 500,000) with a commercial bank. No draw-downs have been made on this line of credit. We believe that we have sufficient internal resources available to fund our expected working capital requirements through fiscal 2003.

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